Exhibit 99.1

DHT HOLDINGS, INC. ANNOUNCES EFFECTIVENESS OF 12-FOR-1 REVERSE STOCK SPLIT

ST. HELIER, CHANNEL ISLANDS, July 16, 2012 – DHT Holdings, Inc. (NYSE:DHT) (“DHT”) today announced that the previously announced 12-for-1 reverse stock split of DHT’s issued and outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), became effective after the close of trading today. DHT’s Common Stock will begin trading on a split-adjusted basis on the New York Stock Exchange (“NYSE”) at the opening of trading on July 17, 2012. The Common Stock will continue trading on the NYSE under the symbol “DHT” but will trade under a new CUSIP number.

The reverse stock split became effective upon the filing of DHT’s amended and restated articles of incorporation with the Registrar of Corporations of the Republic of the Marshall Islands. The reverse stock split was previously approved by DHT’s board of directors and by DHT’s shareholders at the 2012 Annual General Meeting of Shareholders.

Upon effectiveness of the reverse stock split, each twelve (12) shares of Common Stock issued and outstanding, automatically and without any action on the part of the respective holders thereof, was converted into one (1) share of Common Stock. This reduced the number of issued and outstanding shares of DHT Common Stock from approximately 94.5 million to approximately 7.9 million. The reverse stock split affected all issued and outstanding shares of DHT’s Common Stock, as well as Common Stock underlying stock options and restricted stock awards outstanding prior to the effectiveness of the reverse stock split.

No fractional shares will be issued pursuant to the reverse stock split and, in lieu thereof, any holder of less than one share of Common Stock will receive cash for such holder’s fractional share in an amount per share equal to $7.6536, or the Value Per Share of Common Stock, which was calculated by determining the average closing price for the Common Stock for the five-day period ending July 13, 2012 ($0.6378 per share) and multiplying by twelve (12).

Shareholders holding physical share certificates of Common Stock will receive instructions from American Stock Transfer & Trust Company, LLC, the Company’s exchange agent, regarding the process for exchanging their shares. Shareholders whose shares are held in book-entry form or in "street name" or on deposit with their brokerage firm will need to take no further action.

Adjustment to Preferred Stock; Optional Exchange Period

As a result of the reverse stock split, pursuant to the Certificate of Designation governing the terms of DHT’s Series A Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”), immediately following the opening of business on July 17, 2012 and automatically and without any action on the part of the respective holders thereof, the Dividend Factor and Participation Factor (each as defined in the Certificate of Designation) for each share of Preferred Stock will be proportionately reduced by a factor of 12. Specifically, the Dividend Factor for the Preferred Stock will be adjusted to (i) 14.1667 (for periods prior to January 1, 2013) and (ii) 12.5000 (for periods commencing January 1, 2013), and the Participation Factor will be adjusted to 16.6667.

Additionally, under the terms of the Certificate of Designation, effective July 17, 2012 until June 30, 2013, each holder of Preferred Stock may choose to exchange its shares of Preferred Stock, on an all or nothing basis, for shares of Common Stock. Please note that, for purposes of any exchange of Preferred Stock for Common Stock, the Participation Factor is rounded to the nearest whole number and, accordingly, shares of Preferred Stock will be exchangeable for Common Stock at a 1:17 ratio unless and until the Participation Factor becomes subject to further adjustment.

Registered holders of Preferred Stock will receive a notice of adjustment and further instructions on how to elect optional exchange from American Stock Transfer & Trust Company, LLC . Shareholders whose shares of Preferred Stock are held in "street name" or on deposit with their brokerage firm should contact their brokerage firm for further instructions.

A copy of the Certificate of Designation may be obtained for free by accessing the SEC's website at www.sec.gov. Registered shareholders of DHT may contact American Stock Transfer & Trust Company, LLC at (877) 248-6417 or (718) 921-8317 with any questions. Shareholders whose shares are held in “street name” or on deposit with their brokerage firm should contact their brokerage firm directly with any questions.

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company operating a fleet of six VLCCs, two Suezmaxes and two Aframaxes. Four of the vessels are on time charters, two are on long-term bareboat charters and four are operating in pools and/or the spot market.  For further information: www.dhtankers.com.

Forward Looking Statements

This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 19, 2012.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Eirik Ubøe, CFO
Phone: +44 1534 639 759 and +47 412 92 712
E-mail: eu@dhtankers.com